AURIZON MINES LTD.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                                                                                                         2

MANAGEMENT'S RESPONSIBILITY AND AUDITORS’ REPORT

14

CONSOLIDATED FINANCIAL STATEMENTS

15

CORPORATE DIRECTORY

33

AURIZON’S CASA BERARDI PROJECT

Construction of the Shaft Collar at Casa Berardi	Directors Site Visit to Casa Berardi – June 2004

Table of Contents

Financial Report 2004

Aurizon Mines Ltd.

FINANCIAL HIGHLIGHTS

	2004	2003	2002
Production
Gold production (ozs)	33,500	33,300	33,050
Ore milled (tonnes)	192,950	176,500	202,800
Total cash cost (US$ per oz)	$314	$266	$242
Total production cost (US$ per oz)	$398	$325	$288

Mineral Reserves – Gold (ounces)
Producing properties	91,600	79,200	77,400
Non-producing properties	948,502	1,505,500	1,505,500
Total mineral reserves	1,040,102	1,584,700	1,582,900

Mineral Resources – Gold (ounces)
Producing properties	23,700	55,500	54,600
Non-producing properties	1,691,574	1,293,000	1,129,000
Total mineral resources	1,715,274	1,348,500	1,183,600

Financial Results (C$000)
Total revenue	$18,355	$18,260	$17,000
Earnings (loss)	(5,654)	(301)	(2,944)
Operating cash flow	3,430	3,826	233
Realized gold price (US$ per oz)	410	375	310

Financial Position (C$000)
Cash & cash equivalents	$11,938	$27,081	$12,442
Working capital	12,243	27,908	12,005
Total assets	86,151	78,611	43,492
Long-term debt	-	-	-

Share Data:
Earnings (loss) per share	($0.06)	($0.00)	($0.06)
Weighted average shares outstanding	100,577,055	81,762,760	51,942,493
Shares issued and outstanding – December 31st	103,421,522	97,362,619	63,002,937

Conversion Table			Aurizon's gold production costs are reported in accordance with the Gold Institute Production Cost Standard
Metric system		Imperial system
1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

Financial Highlights

Financial Report 2004

Aurizon Mines Ltd.    1

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2004 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 1, 2005 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian-based gold mining company with operations and development activities in north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 100% of the advanced development stage Casa Berardi project and 50% of the Sleeping Giant mine, which has been in operation since 1993.  The Sleeping Giant mine produced 33,500 ounces of gold to Aurizon’s account in 2004 at a cash cost of US$314 per ounce.

A non-cash impairment write-down of Sleeping Giant totaling $4.7 million, together with higher mine operating costs, were the main factors resulting in the loss for 2004 of $5.7 million, or $0.06 per share, compared with a net loss of $0.3 million or $0.00 per share in 2003 and a net loss of $2.9 million or $0.06 per share in 2002.  Expenditures associated with Casa Berardi have been capitalized for the past two years.  In 2002, financial constraints and low gold prices limited any significant exploration or development activities, accordingly, care and maintenance costs of $2.5 million were charged to operations.

Cash flow from operating activities was $3.4 million in 2004, compared to cash flow of $3.8 million and $0.2 million in 2003 and 2002, respectively.  The lower operating cash flow in 2002 reflects the expensing of Casa Berardi exploration and development costs to operations.

Financing activities in 2004 totaled $12.8 million, of which $10 million was provided by an equity financing together with the exercise of warrants and stock options, and $2.8 million from Quebec refundable tax and mining credits.  These financing activities, together with $27 million cash at the beginning of 2004, allowed the Company to undertake major development activities at Casa Berardi.  At December 31, 2004, Aurizon had cash of $11.9 million and working capital of $12 million.

Key Financial Data (in $thousands)	2004	2003	2002
Revenue	$18,355	$18,260	$17,000
Net Loss	$5,696	$301	$2,944
- Per share (Basic and Diluted)	(0.06)	(0.00)	(0.06)
Cash flow from operating activities	$3,430	$3,826	$233
Working capital	$12,243	$27,908	$12,005
Total assets	$86,151	$78,611	$43,492
Total long-term liabilities	$6,250	$4,241	$3,097

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Financial Report 2004

Management’s Discussion

Gold Production

Aurizon's share of gold production in 2004 of 33,500 ounces was similar to that achieved in 2003, and was higher than the 33,050 ounces produced in 2002.  The tonnes of ore processed in 2004, was 9% higher than the prior year, although an 8% decline in ore grades resulted in gold production matching 2003.  In 2002, higher tonnages and lower ore grades than those achieved in both 2004 and 2003, resulted in slightly lower gold production.  A summary of Sleeping Giant's production results are as follows:

SLEEPING GIANT MINE PRODUCTION DATA
	2004	2003	2002
Production (100%):
Tonnes milled	192,950	176,500	202,800
Ore grade (grams/tonne)	11.1	12.1	10.5
Gold production (ounces) - 100%	67,000	66,600	66,100
Aurizon's share - 50%	33,500	33,300	33,050
Gold sold - ounces	32,800	33,300	33,050

Revenue

A $9 per ounce increase in the Canadian dollar realized gold prices, offset by the adoption of a new accounting policy for revenue recognition, resulted in revenue from mining operations in 2004 matching revenues achieved in the prior year.  Revenue from mining operations in 2004 matched 2003 revenues of $17.5 million, and was higher than revenues of $16.4 million in 2002.  The average gold price realized in 2004 was US$410 per ounce, US$1 per ounce higher than the average London afternoon fixing, and higher than the US$375 and US$310 per ounce achieved in 2003 and 2002, respectively.  A stronger Canadian dollar resulted in an average exchange rate of 1.30 to the U.S. dollar in 2004 and Aurizon realizing a Canadian dollar gold price of $534 per ounce.  This compares favourably with Canadian dollar realized gold prices per ounce of $525 and $487 in 2003 and 2002, respectively.

Effective January 1, 2004, Aurizon adopted a new accounting policy for revenue recognition, whereby revenue is recognized when the metals have been delivered and title has passed to a purchasor.  Previously revenue was recognized when the metals had been extracted and processed at the mill facilities.  The adoption of this new policy has resulted in the deferment of revenue associated with 700 ounces of gold that had been produced in 2004, but not sold.

	2004	2003	2002
Realized gold price - US$	$410	$375	$310
Realized exchange rate to US$	1.30	1.40	1.57
Realized gold price - Canadian $	$534	$525	$487

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold.  Gold trades on global commodity exchanges, and its price is affected by numerous factors beyond the control of Aurizon.  The average London gold price rose 9% in 2004 to US$409 per ounce, compared to the prior year’s US$375 per ounce, and US$310 in 2002.  With expectations of continued strong gold prices in 2005, Aurizon had no gold production hedged at December 31, 2004.

Royalty and other income in 2004 totaled $837,000, compared to $774,000 in 2003 and $627,000 in 2002.  Royalty income from the Beaufor mine, which restarted in 2002 under new ownership, provided $331,000 in 2004, compared to $343,000 and $350,000 in 2003 and 2002, respectively.

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    3

Expenses

Mine operating costs in 2004 increased to $13.4 million compared to $12.4 million and $12.6 million in 2003 and 2002, respectively.  Compared to the prior year, mining costs in 2004 increased 8%, due primarily to higher tonnage ore production.  Unit operating costs were $145 per tonne in 2004, matching the previous year's costs, although 17% higher than the unit costs achieved in 2002, which had ore production rates 5% higher than those achieved in 2004.

Total cash costs per ounce of US$314 in 2004 were 18% higher than the US$266 achieved in 2003, due to the strength of the Canadian dollar together with lower ore grades in 2004.  In 2002, lower unit operating costs per tonne and a weaker Canadian dollar resulted in total U.S. dollar cash costs of US$242 per ounce.

	2004	2003	2002
Sleeping Giant Costs (US$/ounce):
Total cash costs	$314	$266	$242
Depreciation & depletion	$84	$59	$46
Total production costs	$398	$325	$288
Cash costs per tonne - Cdn$	$145	$145	$124

Depreciation and depletion expense totaled $3.5 million in 2004, compared to $2.8 million in 2003, and $2.4 million in 2002.  On a unit basis, depreciation and depletion costs per ounce totaled US$84 in 2004, compared to US$59 and US$46 in each of the two prior years.  Increased capitalized costs associated with the development of three new levels in the lower portion of the Sleeping Giant Mine more than offset a 16% increase in ore reserves, resulting in higher unit charges in 2004.

Accretion charges to operations in respect of asset retirement obligations totaled $94,853, $176,520, and $164,527 in each of the past three years.  In 2004, an accretion charge totaling $101,007 in respect of Casa Berardi has been capitalized.  Accretion represents the interest component of the present value of the estimated reclamation costs at each of the Company's two mineral properties.

A general increase in corporate activities, together with costs associated with corporate governance requirements, have resulted in administrative and general costs increasing to $2.5 million compared to $2.3 million and $1.7 million in 2003 and 2002, respectively.

Effective January 1, 2003, the adoption of the fair value method of accounting for stock options has resulted in non-cash charges of $36,700 in respect of 82,500 options granted in 2004, and $414,000 in respect of 865,000 options granted in 2003.  In 2002, the fair value of stock options granted was reflected in the notes to the financial statements on a pro forma basis.

In 2002, care and maintenance costs totaling $2.5 million at Casa Berardi were charged to operations.  In the same year, $482,000 was charged to operations in respect of deferred finance costs and related interest costs associated with the early repayment of the Casa Berardi purchase obligation.

A foreign exchange gain of $102,000 was credited to operations in 2004, of which, $63,000 are unrealized gains related to foreign exchange contracts held at December 31, 2004.  In 2003, a foreign exchange loss of $201,000 was realized compared to a gain of $29,000 in 2002.

A review of Sleeping Giant's year-end updated mineral reserves together with a life-of-mine plan resulted in the recognition of an impairment in it’s carrying value.  Despite an increase in mineral reserves at the end of 2004 compared to those determined at the end of 2003, a valuation impairment has occurred for the following reasons:

  Capital costs incurred in 2004 together with future expected capital costs have risen due to lower productivities and delays in lateral development of the lower portion of the mine.

  Future expected profit margins have narrowed as a strong Canadian dollar together with lower productivities resulting from mining variable-dipping ore structures and a corresponding drop in the mining rate, impact mining costs.

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Financial Report 2004

Management’s Discussion

As a result of Sleeping Giant's book value at the end of 2004 exceeding the projected future undiscounted net cash flows, the book value was reduced to the estimated present value of the discounted future cash flows using a gold price of US$400 per ounce, a U.S. conversion rate of 1.25 into Canadian dollars and a discount rate of 8.25%.  This has resulted in a charge to operations in 2004 of $4.7 million.

Aurizon realized gains of $519,000 in 2004, $72,000 in 2003, and $36,000 in 2002 on the disposal of surplus equipment.

Capital taxes for 2004 increased to $329,000, compared to $278,000 and $157,000 recorded in 2003 and 2002, respectively.  Income tax expense is in respect of federal capital taxes and was $42,000, $105,000, and $61,000 in each of the past three years.

Summary of Quarterly Results and Fourth Quarter Review

2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$4,924,366	$4,423,731	$5,325,478	$3,681,446
Net Earnings (Loss)	($4,898,825)	($272,679)	($228,190)	($296,191)
Earnings (Loss) per share - Basic and diluted	($0.05)	($0.00)	($0.00)	($0.00)
2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (Note 1)	$5,541,408	$4,787,672	$3,761,627	$4,169,655
Net Earnings (Loss)	$49,456	($38,779)	($258,915)	($52,916)
Earnings (Loss) per share - Basic and diluted	$0.00	($0.00)	($0.00)	($0.00)
Note 1: Foreign exchange gains (losses) have been reclassified to conform to the current year’s presentation.

The highest quarterly ore throughput in 2004 was in the second quarter, during which above average ore grades were achieved, resulting in the lowest cash operating costs of US$285 per ounce.  In the fourth quarter of 2004, the non-cash impairment write-down of Sleeping Giant totaling $4.7 million resulted in the largest quarterly loss of the year.

Revenue in the fourth quarter of 2003 reached the highest level of any of the past eight quarters as a result of achieving the highest gold output and ore grades, and as a consequence generated the only quarter of positive earnings.  In the second quarter of 2003, operations were impacted by a change in mining methods, which resulted in a shortfall of ore production.

Cash Flow

Operating Activities

Operating activities generated $3.4 million of cash in 2004, compared to $3.8 million during 2003, and $0.2 million in 2002.  A $1.2 million increase in non-cash working capital in 2004 partially mitigated the decrease in cash flow from operations of $2.2 million compared to $3.1 million in 2003.  Cash flow from operations in 2004 was negatively impacted by a strong Canadian dollar and the mining of lower grade ore compared to 2003.  The lower cash flow in 2002 is primarily attributable to the expensing of Casa Berardi exploration and care and maintenance costs, whereas these costs have been capitalized in the two most recent years.

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    5

Investing Activities

A major surface and underground development program at Casa Berardi and continued development of three new lower levels accessible from the recent shaft deepening at Sleeping Giant have resulted in aggregate investing activities totaling $31.5 million compared to $21.7 million in 2003, and $5.9 million in 2002.

	2004	2003	2002
Capital Expenditures by project:
Casa Berardi	$27,548,807	$15,233,116	$3,084,166
Sleeping Giant	$3,959,931	$6,186,443	$2,914,551
Other	$25,627	$50,689	$17,841
Total	$31,534,365	$21,470,248	$6,016,558
Represented by:
Property, plant & equipment	$3,590,250	$1,096,784	$220,393
Mineral properties	$27,944,115	$20,373,464	$5,796,165
Total	$31,534,365	$21,470,248	$6,016,558

In 2004, mineral property, plant and equipment expenditures totaled $31.5 million, of which $27.5 million was invested at Casa Berardi and $4.0 million was invested at Sleeping Giant.  The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of the feasibility study by year-end as well as completion of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

  Surface foundations for the headframe, backlegs, hoist buildings and ore bins

  42 metre concrete shaft collar

  Shaft pilot raise from the 550 metre level to surface

  878 metres of exploration track drift on the 550 metre level

  32,400 metres of definition drilling of 224 holes

  20,700 metres of surface exploration drilling of 34 holes

  Detailed engineering for the shaft and surface infrastructure

  102 metres of ventilation raising

  1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

During 2004, at Sleeping Giant, $4.0 million was invested in 1,300 metres of drift development, 51,000 metres of exploration and reserve development drilling, and the purchase of mining equipment.

Mineral property, plant and equipment expenditures in 2003 totaled $21.4 million, of which $15.2 million was invested at Casa Berardi and $6.2 million was invested at Sleeping Giant.  At Casa Berardi, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level in 2003, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.  At Sleeping Giant, $6.2 million was invested in the deepening of the production shaft by three working levels, or 200 metres, as well as 72,000 metres of development drilling and 1,700 metres of drifting.

In 2002, mineral property, plant and equipment expenditures totaled $6.0 million, of which $3.1 million was invested at Casa Berardi and $2.9 million was invested at Sleeping Giant.  At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113.  At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting and $0.2 million for mining equipment.

6    Aurizon Mines Ltd.

Financial Report 2004

Management’s Discussion

Investing activities include payments to restricted deposits for future site reclamation obligations totaling $711,000 in 2004, of which, $651,000 was advanced for Sleeping Giant and $60,000 was advanced for Casa Berardi.  In 2003, $429,000 was invested in restricted deposits for future site reclamation.

Sales of surplus equipment generated proceeds in 2004, 2003 and 2002 of $838,000, $181,000, and $97,000, respectively.

Financing Activities

One equity private placement was completed in 2004, providing net proceeds of $8.3 million, which, together with the exercise of stock options ($1.1 million) and warrants ($0.6 million), resulted in net proceeds of $10 million.

Equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.

In 2002, three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million.

In respect of non-cash financing activities impacting share capital, Aurizon issued 11,666,690 shares in 2003 pursuant to the conversion of a $7 million convertible debenture (net proceeds of $6.5 million).  As consideration for interest and deferred finance costs associated with the Casa Berardi acquisition, 639,246 shares having a fair value of $290,000 were issued in 2002.

In 2004, Aurizon received $2.4 million (2003 - $0.4 million) in refundable tax credits and $450,000 (2003 - $0.1 million) in provincial refundable mining duties, for certain eligible exploration expenditures.  In 2002, $0.6 million was received in respect of refundable mining duties.

During 2002, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon’s share was $52,000.

Equity financings in 2002 allowed for the early repayment of long-term debts totaling $4.3 million, being the remaining Casa Berardi acquisition obligation of $3.9 million and the deferred hydro charges of $0.4 million.

Aurizon’s aggregate operating, investing and financing activities during 2004 resulted in a net $15.1 million decrease in its cash balances.  As at December 31, 2004, cash and cash equivalents stood at $11.9 million, compared to $27.1 million and $12.4 million in 2003 and 2002, respectively.

Balance Sheet

The total assets of Aurizon increased to $86.2 million at December 31, 2004 from $78.6 million in the previous year.  At the end of 2004, Aurizon had working capital of $12.2 million compared to $27.9 million at the end of 2003.  Aurizon has had no debt for the past three years and at the end of 2004, and currently, does not have any gold hedges or off balance sheet financings.  Aurizon did have US$2.0 million of foreign currency contracts at the end of 2004.  Shareholders’ equity increased to $74 million at December 31, 2004, compared to $69.7 million the previous year, primarily as a result of the equity financings completed in 2004, reduced by the $4.7 million write-down of Sleeping Giant.

As at the date of this report, Aurizon had 103,521,522 common shares issued and outstanding.  In addition, there were 6.3 million warrants outstanding that are exercisable into common shares at an average price of $2.43 per share and 1.5 million incentive stock options that are exercisable into common shares at an average price of $1.57 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    7

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2004 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Equipment purchases	1,080,000	1,080,000
Flow-through expenditure commitment	836,000	836,000
Minimum purchase obligations	1,862,000	1,862,000
Employee incentive plan	400,000	400,000
Office lease	146,000	46,000	92,000	8,000
Environment and reclamation	5,119,000		3,086,000		2,033,000
Other long-term liabilities	651,000		651,000
	10,094,000	4,224,000	3,829,000	8,000	2,033,000

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company also may, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability, are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars rates at fixed prices, the Company reduces its exposure to currency fluctuations.

The unrealized market gain on foreign exchange hedging positions totaled $63,000 as at December 31, 2004.  This unrealized gain is based on market prices to close out the positions at that date.

Foreign exchange and commodity hedging described above provides more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, the Company, from time to time, may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

Effective January 1, 2004, Aurizon adopted a new CICA accounting standard, EIC 141, for revenue recognition, whereby revenue is recognized when the metals have been delivered and title has passed to a purchaser.  Previously revenue was recognized when the metals had been extracted and processed at the mill facilities.  The adoption of this new policy has resulted in an increase in inventories of $284,725 as at December 31, 2004.  The effect on operations in 2004, was an increase in the net loss of $14,900.

An accounting guideline with respect to hedging transactions became effective January 1, 2004.  This guideline addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting.  Aurizon has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in unrealized foreign exchange gains for 2004 of $62,950 being credited to operations.

In 2003, the Company adopted the new CICA accounting standard for asset retirement obligations whereby the fair value of these obligations are recorded in the period in which they occur.  The adoption of this standard, which requires retroactive application, resulted in an increase in property, plant, and equipment of $826,554, an increase in asset retirement obligations totaling $2,445,911 and a decrease in reclamation liabilities totaling $2,985,000 which were recognized under the former accounting guidance.  The cumulative effect of this accounting change in 2003 was a credit to the opening deficit of $1,365,643.

The effect on earnings was an increase in the net loss for the year of $121,728, $186,823, and $174,830, for 2004, 2003, and 2002, respectively.

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Financial Report 2004

Management’s Discussion

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charges to operations of $37,000 and $414,000 in 2004 and 2003, respectively, and a credit to shareholders' equity.

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which is effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that the Company does not have any variable interest entities.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this management discussion and analysis.  These measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.  Management believes that certain investors use this information, in addition to conventional measures prepared in accordance with Canadian GAAP, to evaluate Aurizon’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for GAAP measures.  Set out below are definitions for these performance measures and reconciliations to reported GAAP measures.

A reconciliation of costs per ounce of gold produced calculated in accordance with the Gold Institute Standard to operating costs and depreciation and depletion is provided below:

	2004		2003
	Total Cash Costs	Total Production Costs	Total Cash Costs	Total Production Costs
Operating costs	$13,406,291	$13,406,291	$12,426,134	$12,426,134
Depreciation and depletion	-	$3,493,687	-	$2,760,803
	$13,406,291	$16,899,978	$12,426,134	$15,186,937
Gold production - ounces	33,509	33,509	33,300	33,300
Gold sold - ounces	32,829	32,829	33,300	33,300
Costs per ounce - Canadian $	$408	$515	$373	$456
Average exchange rate to U.S.$	1.3015	1.3015	1.4015	1.4015
Costs per ounce - U.S.$	$314	$396	$266	$325

Outlook

At Casa Berardi, a positive feasibility study was completed in January 2005 by Met-Chem Canada Inc. for the mineral reserves located above the 700 metre level in the West Mine area.  The feasibility study outlines the first 5.5 years of production from 868,000 reserve ounces of gold.  A scoping study has also been completed which evaluates the economic impact of including the high grade resources below 700 metres, currently estimated at 368,000 ounces of gold, into the mining plan.

The pre-production time required to bring Casa Berardi to commercial production is anticipated to be 18 months.  Pre-production capital costs are estimated at $84.1 million (US$67 million), the majority of which will be for underground mine development.  Tenders have been received for most of the significant costs related to the project, thereby reducing capital cost risks.

Discussions with financial institutions and government agencies with respect to securing the necessary funding to advance Casa Berardi to commercial production are underway.  The 2005 Casa Berardi budget has been prepared on the basis that the pre-production work commences in the second quarter of 2005, following a project financing.

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    9

During the first quarter of 2005, work will consist of driving the 550 metre track drift south and east of the 113 Zone to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 118-122 Zones.  Assuming pre-production work commences at the beginning of the second quarter of 2005, nearly $50 million is expected to be invested at Casa Berardi during 2005.  Surface infrastructure work will include the installation of the hoist and electrical sub-station on foundations constructed in 2004; the construction of the headframe and hoist buildings; and the commencement of the mill refurbishing in the third quarter of 2005.  Underground development in 2005 will include an expected 640 metres of shaft sinking; 1,400 metres of ramping; 1,500 metres of drifting; 250 metres of raising; and 3,100 metres of development in ore mineralization.

Included in the budget for Casa Berardi is approximately 66,000 metres of exploration and definition drilling.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface drilling will continue in the East mine area and west of the West mine.

Aurizon’s share of gold production from Sleeping Giant in 2005 is expected to decline by 17% from 2004 levels to 27,800 ounces as a result of a lack of developed areas to extract ore for mine production.  Total cash costs per ounce are expected to increase to US$358 in 2005 compared to US$314 achieved in 2004 due to higher mining costs associated with extracting variable dipping ore from the flatter dipping Zone 8, 16% fewer tonnes and a stronger Canadian dollar.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$400 per ounce, and an average U.S. dollar exchange rate of 1.25, the Sleeping Giant Mine is expected to provide approximately $1.5 million in operating cash flow to Aurizon during the year, before capital expenditures.  The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates.

Aurizon’s operations are very sensitive to the grade of ore mined.  The 2005 mine plan for Sleeping Giant anticipates mill throughput of 162,000 tonnes at a grade of 11.0 grams per tonne.  A 1.0 gram/tonne change in the ore grade would impact Aurizon’s forecast 2005 cash flow by $1.3 million.

A US$10 per ounce change in the US$400 per ounce gold price used in Aurizon’s 2005 forecast would have a $350,000 impact on forecast cash flow.  The gold price in 2004 had a London afternoon fixing range from a high of US$454 per ounce in December, to a low of US$375 per ounce in May and averaging US$409 in 2005, before closing the year at US$438 per ounce.  As at December 31, 2004, Aurizon did not have any gold production hedges.

A change of 0.05 in the 1.25 U.S. to Canadian dollar exchange rate used in Aurizon’s 2005 forecast, would impact cash flow by approximately $550,000.  In 2004, the Canadian dollar had a range from 1.177 to 1.397 against the U.S. dollar and averaged 1.30 for the year.

Sleeping Giant will require $2.3 million of exploration, development, and capital expenditures in 2005, of which $1.0 million is required to complete the additional development work associated with the recent shaft sinking.  Also included in the Sleeping Giant budget is nearly 1,600 metres of drifting and 52,000 metres of diamond drilling.

In order to initiate the pre-production work at Casa Berardi and also fund Sleeping Giant's capital requirements and cover general corporate costs, it is estimated that Aurizon will require a minimum $50 million financing in 2005.  In 2005, Sleeping Giant will require $800,000 to support its capital requirements, net of operating cash flow.  This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.  This 20-F document is available on Sedar at www.sedar.com.

10    Aurizon Mines Ltd.

Financial Report 2004

Management’s Discussion

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting policies, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Ability to Continue Operations

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  However, in 2005, Sleeping Giant’s capital expenditures are estimated to exceed it’s operating cash flow by $800,000.  Production based on current mineral reserves is expected to continue for approximately three years, although this is an estimate that may be subject to change.  Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves.

Management estimates that financings of $50 million will be required in early 2005 to provide sufficient working capital to meet its planned operating and capital expenditures for the 2005 fiscal year, but cannot provide any assurance that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.  Further funding will be required to complete the pre-production work necessary to bring Casa Berardi to Commercial production.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    11

and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances.  In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves

Although the Company has carefully prepared the mineral reserves figures included herein and believes that the method of estimating mineral reserves has been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated gold will be produced.  In addition, mineral reserve grades, mill recoveries and tonnage actually realized by the Company may differ from estimates.

The Company’s mineral reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods.  Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Short-term factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or differing grades, may impair the profitability of a mine in any particular accounting period.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Sleeping Giant and Casa Berardi properties, but Aurizon may carry out further exploration on these properties with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

12    Aurizon Mines Ltd.

Financial Report 2004

Management’s Discussion

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Management’s Discussion

Financial Report 2004

Aurizon Mines Ltd.    13

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States) and their report follows.

David P. Hall Chairman, President and Chief Executive Officer	Ian S. Walton Executive Vice-President and Chief Financial Officer
Vancouver, B.C., Canada February 23, 2005

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
February 23, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements.  Our report to the shareholders dated February 23, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada
February 23, 2005

14    Aurizon Mines Ltd.

Financial Report 2004

Management’s Responsibility

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31, (in Canadian Dollars)

	2004	2003
	$	$

ASSETS
CURRENT
Cash and cash equivalents (Note 11 (d))	11,938,154	27,080,839
Bullion settlements	-	781,685
Accounts receivable	3,127,555	1,498,872
Refundable tax credits (Note 6 (b))	1,105,684	1,736,703
Prepaids	698,834	469,755
Inventory	1,268,665	1,058,177
TOTAL CURRENT ASSETS	18,138,892	32,626,031
RECLAMATION DEPOSITS (Note 7)	1,139,317	428,650
PROPERTY, PLANT AND EQUIPMENT (Note 5)	10,120,285	7,985,842
MINERAL PROPERTIES (Note 6)	56,752,747	37,570,739
TOTAL ASSETS	86,151,241	78,611,262

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	5,896,290	4,717,569
	5,896,290	4,717,569
ASSET RETIREMENT OBLIGATIONS (Note 7)	2,917,725	2,622,431
FUTURE INCOME TAXES (Note 9)	2,680,862	967,320
LONG-TERM LIABILITIES (Note 6 (a))	651,405	651,405
TOTAL LIABILITIES	12,146,282	8,958,725

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)
Common shares issued – 103,421,522
(2003 – 97,362,619)	131,762,523	121,750,973
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 8 (d))	450,757	414,000
DEFICIT	(58,951,264)	(53,255,379)
TOTAL SHAREHOLDERS’ EQUITY	74,004,959	69,652,537
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	86,151,241	78,611,262

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Brian Moorhouse, Director	Robert Normand, Director

15    Aurizon Mines Ltd.

Financial Report 2004

Management’s Responsibility

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31, (in Canadian Dollars)

	2004	2003	2002
	$	$	$
			(As Restated)
REVENUE
Mining operations	17,517,861	17,485,922	16,372,858
Royalty and other income	837,160	774,440	627,037
	18,355,021	18,260,362	16,999,895
EXPENSES
Operating costs	13,406,291	12,426,134	12,552,353
Depreciation and depletion	3,493,687	2,760,803	2,375,979
Accretion (Note 7)	94,853	176,520	164,527
Administrative and general costs	2,526,154	2,272,615	1,683,259
Stock Based Compensation (Note 3 (d))	36,757	414,000	-
Care and maintenance costs (Note 6)	-	-	2,532,458
Interest and financing costs	-	-	481,966
Foreign exchange (gain) loss	(101,997)	200,729	(29,392)
Write-down of resource assets (Note 6)	4,742,973	-	-
Gain on sale of property, plant and equipment	(519,111)	(72,151)	(35,511)
Capital taxes	329,027	277,733	157,358
	24,008,634	18,456,383	19,882,997
LOSS FOR THE YEAR BEFORE THE FOLLOWING:	(5,653,613)	(196,021)	(2,883,102)
INCOME TAX EXPENSE (Note 9)	(42,272)	(105,133)	(60,634)
NET LOSS FOR THE YEAR	(5,695,885)	(301,154)	(2,943,736)
DEFICIT – BEGINNING OF YEAR
AS PREVIOUSLY REPORTED	(53,255,379)	(54,319,868)	(51,550,962)
CHANGE IN ACCOUNTING POLICY	-	1,365,643	1,540,473
DEFICIT - AS RESTATED	(53,255,379)	(52,954,225)	(50,010,489)
DEFICIT – END OF YEAR	(58,951,264)	(53,255,379)	(52,954,225)
LOSS PER SHARE - Basic and Diluted	(0.06)	(0.00)	(0.06)
Weighted average number of Common shares outstanding	100,577,055	81,762,760	51,942,493

The attached notes form an integral part of these consolidated financial statements.

16    Aurizon Mines Ltd.

Financial Report 2004

Financials

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31, (in Canadian Dollars)

	2004	2003	2002
	$	$	$
			(As Restated)
OPERATING ACTIVITIES
Net loss for the year	(5,695,885)	(301,154)	(2,943,736)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	3,579,457	2,855,690	2,486,956
Accretion	94,853	176,520	164,527
Interest and financing costs	-	-	481,966
Write-down of resource assets	4,742,973	-	-
Unrealized foreign exchange gains	(62,950)	-	-
Gain on sale of property, plant and equipment	(519,111)	(72,151)	(35,511)
Care and maintenance	-	-	118,356
Stock based compensation	36,757	414,000	-
Cash flow from operations	2,176,094	3,072,905	272,558
Decrease (increase) in non-cash working capital items (Note 11)	1,253,902	753,313	(39,736)
	3,429,996	3,826,218	232,822
INVESTING ACTIVITIES
Property, plant and equipment	(3,590,250)	(1,096,784)	(220,393)
Mineral properties	(27,944,115)	(20,373,464)	(5,796,165)
Reclamation deposits	(710,667)	(428,650)	-
Proceeds on disposal of property, plant and equipment	838,330	180,900	96,748
	(31,406,702)	(21,717,998)	(5,919,810)
FINANCING ACTIVITIES
Government grant (Note 6 (a))	-	-	52,400
Mining duties credits	452,700	102,844	555,487
Refundable tax credits	2,369,771	390,310	-
Issuance of shares	10,011,550	32,037,577	20,055,796
Long-term debt repayments	-	-	(4,321,862)
	12,834,021	32,530,731	16,341,821
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,142,685)	14,638,951	10,654,833
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	27,080,839	12,441,888	1,787,055
CASH AND CASH EQUIVALENTS - END OF YEAR	11,938,154	27,080,839	12,441,888
The attached notes form an integral part of these consolidated financial statements. Supplemental cash flow information is disclosed in note 11.

Financials

Financial Report 2004

Aurizon Mines Ltd.    17

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

1.

NATURE OF OPERATIONS

The Company is engaged in mining and related activities in Quebec, Canada, and its principal product is gold bullion.

The Company's results are impacted by the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  However, in 2005, Sleeping Giant’s capital expenditures are estimated to exceed it’s operating cash flow by $800,000.  Production based on current proven and probable reserves is expected to continue for approximately three years.  Additional production from Sleeping Giant will be dependent on the results of current and future exploration and development programs to discover new reserves.

A significant focus of the Company’s current activities is the development of the Casa Berardi property.  An updated feasibility study has recently been completed and financing alternatives are being evaluated in order to advance the project to commercial production.

Management estimates that financings of $50 million will be required in early 2005 to provide sufficient working capital to meet its planned operating and capital expenditures for the 2005 fiscal year, but cannot provide any assurance that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.  Further funding will be required to complete the pre-production work necessary to bring Casa Berardi to commercial production.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 13.

b)

Principles of Consolidation

Certain of the Company's activities are undertaken in a joint venture with another party.  The Company accounts for its investments in joint ventures using the proportionate consolidation method.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

e)

Inventory

Inventory is comprised of mine supplies, broken ore, and dore awaiting processing.  Broken ore and dore is recorded at the lower of average cost and net realizable value and mine supplies are recorded at the lower of cost and net replacement value.

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Financial Report 2004

Financials

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Mineral Properties

i)

Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs.  Carrying values of producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed when events or conditions occur that suggest possible impairment.   When such conditions exist, estimated future net cash flows from each property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted future net cash flows.

Depletion is provided over the estimated life of the asset on a sales basis using proven and probable mineral reserves.  Management's estimates of gold price, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mineral properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property.

Carrying values of non-producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed when events or conditions occur that suggest possible impairment.

Care and maintenance costs are charged to operations during years in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets on a sales basis over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future reporting periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily on a sales basis using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on assets not in use.

Financials

Financial Report 2004

Aurizon Mines Ltd.    19

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been delivered and title has passed to a purchaser.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Hedging Transactions

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the new CICA Accounting Standard for asset retirement obligations which requires the fair value of liabilities for asset retirement obligations be recorded in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA.  Accordingly, the fair value of all stock options granted are recorded as a charge to operations and a credit to shareholders’ equity.  Consideration received on exercise of stock options is credited to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

20    Aurizon Mines Ltd.

Financial Report 2004

Financials

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)

Loss per Share

Loss per share is calculated based on the weighted average number of commons shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3.

CHANGE IN ACCOUNTING POLICIES

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply a new CICA Accounting Standard, EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title is passed to a purchaser.

The adoption of the new standard has resulted in an increase in inventories of $284,725 as at December 31, 2004, and an increase in the net loss of $14,900 in 2004.

b)

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which is effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in unrealized foreign exchange gains for 2004 of $62,950 being credited to operations.

c)

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003.  This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.  The Company adopted the new standard on January 1, 2004.  The implementation of this new standard did not have any impact on its financial position or results of operations.

d)

Stock-Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations of $36,757 and $414,000 in 2004 and 2003, respectively.

Financials

Financial Report 2004

Aurizon Mines Ltd.    21

Aurizon Mines Ltd.

4.

INVESTMENTS IN JOINT VENTURES

The Company's proportionate share of its interests in and results from it’s joint venture (see note 6) is as follows:

	2004	2003
	$	$
ASSETS
Current	1,491,815	1,445,171
Long-term	3,618,918	7,811,102
	5,110,733	9,256,273
LIABILITIES
Current	2,325,597	2,601,415
Asset retirement obligations	1,554,128	1,359,842
Future income taxes	676,334	-
Long-term liabilities	651,405	651,405
	5,207,464	4,612,662
JOINT VENTURERS’ EQUITY	(96,731)	4,643,611
TOTAL LIABILITIES AND JOINT VENTURERS’ EQUITY	5,110,733	9,256,273

REVENUES	17,517,861	17,485,922
EXPENSES	21,737,804	15,269,932
OPERATING EARNINGS (LOSS)	(4,219,943)	2,215,990

CASH PROVIDED BY (USED FOR)
Operating activities	4,162,969	4,854,581
Investing activities	(3,959,931)	(6,186,442)
Financing activities	209,113	-
Increase (decrease) in cash	412,151	(1,331,861)

5.

PROPERTY, PLANT AND EQUIPMENT

	2004	2003
	$	$
Cost	30,869,915	27,501,154
Accumulated depreciation and write-downs	(20,749,630)	(19,515,312)
Net Book Value	10,120,285	7,985,842

Net Book Values:
Sleeping Giant, Quebec	640,035	1,154,352
Casa Berardi, Quebec	9,048,918	6,338,943
Others, Canada	431,332	492,547
	10,120,285	7,985,842

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Financial Report 2004

Financials

Aurizon Mines Ltd.

6.

MINERAL PROPERTIES

		2004			2003
		Accumulated depletion and			Accumulated depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
	$	$	$	$	$	$
Producing mineral property
Sleeping Giant, Quebec	55,487,318	(52,508,435)	2,978,883	52,078,773	(45,422,023)	6,656,750
Non-producing mineral property
Casa Berardi, Quebec	53,773,864	-	53,773,864	30,913,989	-	30,913,989
	109,261,182	(52,508,435)	56,752,747	82,992,762	(45,422,023)	37,570,739

a)

Sleeping Giant Mine and Dormex Property

The Company holds a 50% joint venture interest in the Sleeping Giant Mine near Amos, Quebec, subject to royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

As a result of Sleeping Giant’s book value at the end of 2004 exceeding the projected future undiscounted net cash flows, the book value was reduced to the estimated present value of the discounted future cash flows using a gold price of US$400 per ounce, a U.S. conversion rate of 1.25 into Canadian dollars and a discount rate of 8.25%.  This has resulted in a charge to operations in 2004 of $4.7 million and a corresponding write-down of mineral properties and property, plant and equipment totaling $3,944,378 and $798,595, respectively.

As at December 31, 2004, the Company had provided $651,405 (2003 - $651,405) in respect of estimated severance payable on mine closure.

b)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

During 2004 and 2003, when significant exploration was underway, care and maintenance costs were capitalized, whereas these costs were charged to operations in 2002 ($2,532,458), during which time there were limited exploration activities.  During 2002, the company acquired the 2% to 4% gold indexed net smelter royalty from the original vendor of the property for $1,119,600.

As at December 31, 2004, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Should commercial production be reached at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No government assistance has been received for Casa Berardi in the past four years.

As at December 31, 2004 the Company has accrued $1,105,684 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2003 - $1,736,703).  In addition, the Company has $5.8 million of non-refundable tax credits which may be applied against Quebec capital and income taxes.

Financials

Financial Report 2004

Aurizon Mines Ltd.    23

Aurizon Mines Ltd.

6.

MINERAL PROPERTIES (Continued)

c)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300.  On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

During 2004, the Company received royalties totaling $331,143 in respect of the Beaufor mine (2003 - $342,513).  There has been no commercial production from the Perron property to date.

7.

ASSET RETIREMENT OBLIGATIONS

			2004			2003
	Beginning of year	Additions	Accretion	End of year	Beginning of year	Accretion	End of Year
	$	$	$	$	$	$	$
Producing mineral property Sleeping Giant, Quebec	1,359,842	99,434	94,853	1,554,128	1,276,847	82,995	1,359,842
Non-producing mineral property Casa Berardi, Quebec	1,262,589	-	101,007	1,363,597	1,169,064	93,525	1,262,589
	2,622,431	99,434	195,860	2,917,725	2,445,911	176,520	2,622,431

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Sleeping Giant, Quebec	1,762,732	6.5%	2006
Casa Berardi, Quebec	2,725,836	8.0%	2014
	4,488,568

As at December 31, 2004, $1,139,317 of reclamation deposits had been invested in restricted deposits for future site reclamation obligations, of which $1,032,546 has been advanced for Sleeping Giant and $106,771 has been advanced for Casa Berardi.

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Financial Report 2004

Financials

Aurizon Mines Ltd.

8.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

	Shares	Amount
Common Shares		$
December 31, 2001	40,262,766	62,850,320
Exercise of stock options	375,000	274,900
Payment of interest	639,246	289,745
Private placements	21,375,925	19,559,396
Exercise of warrants	350,000	221,500
December 31, 2002	63,002,937	83,195,861
Conversion of Convertible Debenture	11,666,690	6,517,534
Exercise of stock options	1,938,000	1,597,000
Private placements	15,940,740	27,158,769
Exercise of warrants	4,814,252	3,281,809
December 31, 2003	97,362,619	121,750,973
Private placements	4,500,000	8,342,588
Exercise of warrants	410,303	553,602
Exercise of stock options	1,148,600	1,115,360
December 31, 2004	103,421,522	131,762,523

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000 (Note 12 (b)).  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  Issue costs related to this private placement totaled $657,412.

On May 9, 2003, the Company completed a private placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.

On August 21, 2003, the Company completed a private placement of 740,740 units at a price of $1.35 per unit, resulting in gross proceeds of $1,000,000.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share on or before August 21, 2005.

On September 10, 2003, the Company completed a private placement of 11,500,000 units at a price of $2.00 per unit, resulting in gross proceeds of $23 million.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $2.50 per share, on or before September 10, 2005.

Issue costs relating to the 2003 private placements totaled $1,836,232.

On April 18, 2002, the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit (“Unit”) resulting in gross proceeds of $5,010,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.  In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

Financials

Financial Report 2004

Aurizon Mines Ltd.    25

Aurizon Mines Ltd.

8.

SHARE CAPITAL (Continued)

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in gross proceeds of $8,165,000.  In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

On December 23, 2002 the Company completed a Private Placement of 5,185,185 flow through common shares and 740,740 common shares, both at a price of $1.35 per share, resulting in gross proceeds of $8,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 355,555 common shares at a price of $1.35 per share on or before December 23, 2004.

Issue costs relating to the 2002 private placements totaled $1,615,604.

c)

Warrants

Warrants issued to brokers and private placement investors as at December 31, 2004 and 2003 and the changes during the years ended on those dates are presented below:

	2004		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	6,886,207	$2.32	5,358,055	$0.75
Issued	180,000	$2.00	6,342,404	$2.41
Exercised	(410,303)	$1.35	(4,814,252)	$0.68
Expired	(355,534)	$1.33	-	-
Outstanding at end of year	6,300,370	$2.43	6,886,207	$2.32

A summary of information about the warrants outstanding and exercisable at December 31, 2004 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.60 - $2.00	550,370	0.6 years	$1.73
$2.50	5,750,000	0.8 years	$2.50

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 8,229,900 shares.

The status of stock options granted to employees and directors as at December 31, 2004 and 2003 and the changes during the years ended on those dates is presented below:

	2004		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	3,014,000	$1.31	4,087,000	$0.93
Granted	82,500	$1.50	865,000	$2.00
Exercised	(1,148,600)	$0.97	(1,938,000)	$0.82
Expired	(363,400)	$1.29	-	-
Outstanding at end of year	1,584,500	$1.57	3,014,000	$1.31

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Financial Report 2004

Financials

Aurizon Mines Ltd.

8.

SHARE CAPITAL (Continued)

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2004 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.00 - $1.50	719,500	0.5 years	$1.06
$2.00	865,000	2.0 years	$2.00

During the year ended 2004, 82,500 incentive stock options were granted at an average value of $1.50 per option.

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options on a prospective basis, and, accordingly, the fair value of stock options granted in 2004 of $36,757 (2003 - $414,000) has been charged to operations.

The following is the Company’s pro forma loss with the fair value method applied to options issued during 2002:

2002
$
Loss for the year	(2,943,736)
Compensation expense related to fair value of stock options	(553,046)
Pro forma loss for the year	(3,496,782)
Pro forma loss per share: Basic and Diluted	(0.07)

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2004	2003	2002
Expected volatility	52%	69%	66%
Risk-free interest rate	3.24%	2.80%	3.24%
Expected lives	2 Years	2 Years	2 Years
Dividend yield	Nil	Nil	Nil

e)

Conversion of Convertible Debentures

During 2003, 11,666,690 common shares were issued pursuant to the conversion of a $7,000,000 non-interest bearing convertible debenture (net proceeds of $6,517,534).  The debentures were convertible in whole or in part, into common shares of the Company at $0.60 per share, at any time prior to May 31, 2003.

Financials

Financial Report 2004

Aurizon Mines Ltd.    27

Aurizon Mines Ltd.

9.

INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2004	2003	2002
	$	$	$
Income tax recovery at statutory rates	(1,753,185)	(64,726)	(947,895)
Increase (decrease) in taxes from:
Tax benefits not recognized	1,710,913	64,726	947,895
Large corporations tax	42,272	105,133	60,634
	42,272	105,133	60,634

The components of future tax assets are as follows:

	2004	2003
	$	$
Resource assets	895,508	4,482,600
Asset retirement obligations	1,092,782	1,000,181
Other	727,419	300,584
Non-capital losses	5,754,042	3,595,934
Quebec non-refundable tax credits	5,858,000	3,303,000
	14,327,751	12,682,299
Valuation allowance	(14,327,751)	(12,682,299)
Future income tax assets	-	-

As at December 31, 2004, a future income tax liability of $2,680,862 (2003 - $967,320) existed in respect of Quebec mining duties.  This liability is payable at a tax rate of 12% of future mining income that exceeds $38 million of accumulated costs available for deduction against income for mining duties tax purposes.

The Company has approximately $65 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $18 million which may be carried forward until 2006 to 2014, before expiring and Quebec non-refundable tax credits of $5.9 million which may be carried forward to 2009 to 2011, before expiring.  No benefit has been recognized in respect of these amounts.  The deductibility of certain of the amounts is restricted to income from certain properties.

10.

COMMITMENTS

a)

The Company leases office space under an agreement whereby the Company’s obligation approximates $46,000 per annum until February 2008.

b)

At December 31, 2004, the Company has a commitment to incur $836,000 of eligible flow though expenditures at Casa Berardi prior to December 31, 2005.

c)

The Company has a commitment to purchase $1.2 million of mine equipment in the fourth quarter of 2005, of which $120,000 had been advanced as a deposit at December 31, 2004.

d)

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, the Company has an obligation to pay $400,000 upon securing the necessary financing required for Casa Berardi to reach commercial production.  During commercial production, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR, shall become payable.

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Financial Report 2004

Financials

Aurizon Mines Ltd.

11.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2004	2003	2002
	$	$	$
Accounts receivable	(266,943)	(98,999)	22,747
Bullion settlements	781,685	(175,640)	(129,517)
Inventory	(210,488)	(621,604)	114,625
Prepaids	(229,079)	(175,856)	(81,720)
Accounts payable and accrued liabilities	1,178,727	1,825,412	34,129
Decrease (increase) in non-cash working capital	1,253,902	753,313	(39,736)

b)

Supplemental Cash Flow Information

	2004	2003	2002
	$	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	-	-	289,745
Shares issued for finance costs	-	-	-

c)

During 2004, the Company paid taxes of $106,171 (2003 - $97,470 2002 - $239,846) and interest of
Nil (2003 - $1,313; 2002 - $15,878).

d)

Cash and Short-Term Investments

	2004	2003
	$	$
Cash	1,868,539	2,252,738
Short-term investments with maturities of less than three months, bearing interest at rates varying from 1.73% to 2.65% (0.46% to 2.68% in 2003)	10,069,615	24,828,101
Cash and cash equivalents	11,938,154	27,080,839

12.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, bullion settlements, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2004, the Company held US$2.0 million of foreign currency contracts with maturities in the first four months of 2005 at an average conversion rate of 1.23 into Canadian dollars.  Using a foreign exchange rate at December 31, 2004 of C$/US$1.20, the unrealized mark-to-market gain was approximately $62,950, which has been credited to operations (see Note 3(b)).

Financials

Financial Report 2004

Aurizon Mines Ltd.    29

Aurizon Mines Ltd.

12.

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

At December 31, 2003, the Company held US$2.0 million of foreign currency contracts for 2004 at an average conversion rate of 1.34 into Canadian dollars.  Using a foreign exchange rate at December 31, 2003 of C$/US$1.29, the unrealized mark-to-market gain was approximately $84,325, which had not been reflected in 2003 operations.

At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce.  The unrealized mark-to-market loss on these gold contracts was approximately $41,000.  The Company also held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars.  The unrealized mark-to-market gain on these foreign currency contracts was approximately $53,000, which had not been reflected in 2002 operations.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2004			2003
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
Cash	11,938,154		11,938,154	27,080,839		27,080,839
Bullion settlements (g)	-		-	781,685	(781,685)	-
Accounts receivable	3,127,555		3,127,555	1,498,872		1,498,872
Refundable tax credits	1,105,684		1,105,684	1,736,703		1,736,703
Prepaids	698,834		698,834	469,755		469,755
Inventory (g)	1,268,665		1,268,665	1,058,177	246,385	1,304,562
Current assets	18,138,892		18,138,892	32,626,031		32,090,731
Deferred finance costs
Reclamation deposits	1,139,317		1,139,317	428,650		428,650
Property, plant & equipment	10,120,285		10,120,285	7,985,842		7,985,842
Mineral properties (c)	56,752,747	(9,002,529)	47,750,218	37,570,739	(9,101,522)	28,469,217
Total assets	86,151,241		77,148,712	78,611,262		68,974,440
Current liabilities	5,896,290		5,896,290	4,717,569		4,717,569
ARO	2,917,725		2,917,725	2,622,431		2,622,431
Future income taxes (h)	2,680,862	1,142,588	3,823,450	967,320		967,320
Long-term liabilities	651,405		651,405	651,405		651,405
Total liabilities	12,146,282		13,288,870	8,958,725		8,958,725
Shareholders’ equity
Share capital	131,762,523			121,750,973
(e)		482,465			482,465
(h)		(1,142,588)	131,102,400			122,233,438
Contributed surplus (e)	742,943	287,893	1,030,836	742,943	287,893	1,030,836
Stock based compensation	450,757		450,757	414,000		414,000
Deficit	(58,951,264)	(9,772,887)	(68,724,151)	(53,255,379)	(10,407,180)	(63,662,559)
Total shareholders’ equity	74, 004,959		63,859,842	69,652,537		60,015,715
Total liabilities & shareholders’ equity	86,151,241		77,148,712	78,611,262		68,974,440

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Financial Report 2004

Financials

Aurizon Mines Ltd.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2004	2003	2002
	$	$	$
Loss - under Canadian GAAP	(5,695,885)	(301,154)	(2,943,736)
Asset retirement amortization	-	-	174,830
Asset retirement accretion capitalized (c)	(101,007)	-	-
Exploration expenditures and mineral property write-downs (c)	200,000	-	-
Amortization of deferred financing charges (e)	-	(64,330)	(96,493)
Accretion of convertible debentures (e)	-	(38,384)	(57,579)
Unrealized derivative gains (f)	-	84,325	12,330
Revenue recognition (g)	535,300	(13,578)	(79,385)
Cumulative impact of adopting FAS 143	-	1,365,643	-
Earnings (Loss) - under U.S. GAAP	(5,061,592)	1,032,522	(2,990,033)
Basic and diluted loss per common share before cumulative impact of adopting FAS 143	(0.05)	(0.01)	(0.06)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	(0.05)	0.01	(0.06)
Deficit - under U.S. GAAP - Beginning of Year	(63,662,559)	(64,695,081)	(61,705,048)
Earnings (Loss) - under U.S. GAAP	(5,061,592)	1,032,522	(2,990,033)
Deficit - under U.S. GAAP - End of Year	(68,724,151)	(63,662,559)	(64,695,081)

c)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.  The capitalized costs of such properties are assessed, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

d)

Stock-Based Compensation

For Canadian GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock based compensation.  For U.S. GAAP purposes, the Company has prospectively adopted FAS 148, which results in no differences between Canadian and U.S. GAAP.

e)

Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 8 were accounted for as equity, net of issue costs, whereas under U.S. GAAP, they would have been accounted for as a long-term liability.

Under U.S. GAAP, warrants attached to a convertible debenture must be allocated as part of the original proceeds and shown separately as a permanent component of equity.  The principal amount of the debt was returned to its face value over the life of the instrument with the accretion being charged to earnings.  The costs of issuing the instrument were treated as a deferred financing charge and amortized over its term.

Financials

Financial Report 2004

Aurizon Mines Ltd.    31

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Accounting for Derivative Instruments and Hedging Activities

At December 31, 2004, the Company had outstanding foreign exchange derivative instruments with an unrealized mark-to-market gain of $62,950 which has been credited to operations, consistent with U.S. GAAP.

At December 31, 2003, the Company had outstanding gold and foreign exchange derivative with an unrealized mark-to-market gain of $84,325, which had not been reflected in operations.

Under U.S. GAAP, the Company is required to record unhedged derivative gains and losses in income.

g)

Revenue Recognition

Effective January 1, 2004 the Company adopted new standards for revenue recognition under Canadian GAAP which are consistent with U.S. GAAP.

Previously, the Company recognized revenue from metals when they have been extracted and processed at the mill facilities.  Revenue amounts recognized but not settled were classified as bullion settlements.  Under U.S. GAAP, revenue is not recorded before title has passed.

h)

Flow-through shares

As described in note 8 to the consolidated financial statements, the Company issued by way of private placement 4,500,000 flow-through common shares at $2.00 per share.  The Company received a net premium to market on this issuance of $1,142,588 which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount of investor pays for the flow-through shares.  A future income tax liability is recognized for the premium paid by the investors.

i)

New Pronouncements

i)

Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that the Company does not have any variable interest entities.

ii)

Mineral Rights

In March 2004, the Emerging Issues Task Force issued EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2).  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and EITF Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.”  The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

iii)

Mining Assets Impairment and Business Combinations

In March 2004, the EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations”.  EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

   iv)

   Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  An non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

Financials

Financial Report 2004

Aurizon Mines Ltd.    32

Aurizon Mines Ltd.

CORPORATE DIRECTORY

CORPORATE OFFICE

Suite 900, 510 Burrard Street,
Vancouver, B.C. V6C 3A8
Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email:  info@aurizon.com

OPERATIONS

Mines Aurizon ltée
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec  J9P 4P5
Tel: (819) 874-4511
Fax:  (819) 874-3391
Email:  aurizon@aurizon.qc.ca

ANNUAL MEETING

2:00 o'clock Pacific Daylight Time,
Tuesday, May 17, 2005
3rd Floor Boardroom,
Computershare Trust Company of Canada

510 Burrard Street,
Vancouver, B.C.  V6C 3B9

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street,
Vancouver, B.C. V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: caregistryinfo@computershare.com

LEGAL COUNSEL

DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street,
Vancouver, B.C.  V6C 2T5

Tel: (604) 687-1224
Fax:  (604) 687-3635

AUDITORS

PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C.  V6C 3S7
Tel:  (604) 806-7000
Fax:  (604) 806-7806

INVESTOR RELATIONS

For investor inquires and a investors package,
including a Financial Report in French, please
contact Investor Relations at:
Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email: info@aurizon.com
Web Site:  www.aurizon.com
Toll Free Can./U.S.:  1-888-411-GOLD

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
  Ticker Symbol:  ARZ
The American Stock Exchange
  Ticker Symbol:  AZK

CAPITALIZATION

Authorized
    Common Shares:

500,000,000
    Preferred Shares:

100,000,000
Issued at December 31, 2004
    Common Shares:

103,421,522

    Fully diluted:

111,306,392

DIRECTORS

SARGENT H. BERNER 1
RICHARD FAUCHER 1, 2
PETER FERDERBER

DAVID P. HALL

FRANK A. LANG

BRIAN S. MOORHOUSE, Lead Director 1, 2

ROBERT NORMAND 2

WILLIAM E. VANCE

IAN S. WALTON

1

Member of Executive Compensation
  and Corporate Governance Committee

2

Member of Audit Committee

MANAGEMENT

DAVID P. HALL, C.A.
Chairman, President & Chief Executive Officer

IAN S. WALTON, C.A.
Executive Vice-President & Chief Financial Officer

MICHEL GILBERT, ing.
General Manager, Quebec

JULIE A. STOKKE KEMP
Corporate Secretary

PATRICK D. SOARES, P.Geol.
Manager, Investor Relations

*Caution Concerning Forward Looking Statements

This Annual Report contains “forward-looking statements”, including, but not limited to, the statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission (under Form 20-F), and with the Toronto Stock Exchange.

Corporate Directory

Financial Report 2004

Aurizon Mines Ltd.    33